UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-40155

Cosan S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

COSAN S.A.
CNPJ nº 50.746.577/0001-15
NIRE 35.300.177.045
Publicly Held Company
CVM Code 19836

MATERIAL FACT

COSAN S.A. (B3: CSAN3; NYSE: CSAN) (“Cosan” or the “Company”), in compliance with article 157, paragraph 4, of Law No. 6,404, of December 15, 1976, as amended, and with Resolution No. 44 of the Brazilian Securities and Exchange Commission (“CVM”), of August 23, 2021, as amended, and further to the Material Fact disclosed by the Company on September 21, 2025, hereby informs its shareholders and the market in general that, on this date, the Company has launched a primary offering of its common shares (“Shares” and “Offering”, respectively) directed (i) in Brazil, to the general investing public, pursuant to CVM Resolution No. 160, dated July 13, 2022, as amended (“CVM Resolution 160”), (ii) within the United States, to a limited number of qualified institutional buyers, residents and domiciled in the United States of America, as defined in Rule 144A under the U.S. Securities Act of 1933, as amended, (the “Securities Act”) promulgated by the U.S. Securities and Exchange Commission (“SEC”) pursuant to procedures consistent with, and in reliance on, Section 4(a)(2) of the Securities Act in transactions exempt from, or not subject to, registration under the Securities Act and the rules thereunder, and (iii) outside of the United States and Brazil, to institutional and other investors that are not U.S. persons (as defined in Regulation S of the Securities Act) in reliance on Regulation S under the Securities Act and exemptions from United States securities registration requirements.

The Offering will comprise, initially, the issuance of 1,450,000,000 Shares by the Company, which number may, at the discretion of the Company, in agreement with the placement agents after the bookbuilding process, be increased by up to 25% of the total number of Shares initially offered, or 362,500,000 common shares to be issued by the Company, at the same price as the Shares initially offered, to meet any excess demand that may be identified at the time the price per Share is determined.

THE COMPANY WILL NOT MAKE AN OFFERING OF ANY AMERICAN DEPOSITARY RECEIPTS REPRESENTING ITS SHARES, AND THE SHARES OFFERED WILL BE SUBJECT TO CERTAIN RESTRICTIONS ON DEPOSIT IN THE AMERICAN DEPOSITARY RECEIPT FACILITY OF THE COMPANY.

In connection with this Offering, Aguassanta Investimentos s.a. (“AS Investimentos”) and Queluz Holdings Limited (“Queluz”) entered into an Investment Agreement (Acordo de Investimento e Outras Avenças) dated as of September 21, 2025 with (i) entities affiliated with BTG Pactual Holding and investment vehicles managed by BTG Pactual Gestora de Recursos Ltda. (collectively, the “BTG Entities”) and (ii) investment vehicles managed by Perfin Infra Administração de Recursos Ltda. (collectively, the “Perfin Entities” and, collectively with AS Investimentos, Queluz, BTG Entities, the “Anchor Investors”) pursuant to which the Anchor Investors have committed to purchase an aggregate of R$7,250.0 million of our Shares subject to the terms and conditions of the Investment Agreement. Each of AS Investimentos and Queluz is controlled by Rubens Ometto Silveira Mello, the Company’s chairman and controlling shareholder. The investment commitment of the Anchor Investors is subject to the price per share in this Offering being set at R$5.00.

The pricing of the Offering is expected to occur on November 3, 2025. Shares purchased in the Offering are expected to begin trading on the São Paulo Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão) on the second business day after the disclosure of the price per Share, and the settlement of the Offering is expected to occur on the third business day after the disclosure of the price per Share.

The Offering of the Shares has not been and will not be registered under the Securities Act, or any other U.S. federal and state securities laws, and the Shares (including any additional Shares, if applicable) may not be offered, sold, pledged or otherwise transferred in the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the Securities Act), unless pursuant to a registration statement or in transactions exempt from, or not subject to, the registration requirements of the Securities Act.

Any information contained herein shall not be taken, transmitted, disclosed, distributed, or disseminated in the United States of America. The distribution of announcements and the offering and sale of securities in certain jurisdictions may be prohibited by law.

This material fact is disclosed for informative purpose only and shall not, under any circumstances, be interpreted as, nor constitute, an investment recommendation, or offer to sell, advertise, solicit, or offer to buy or an announcement of a public offering of or an invitation to purchase or subscribe for any securities issued by the Company (including the Shares and additional Shares, if applicable), and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

The Company will maintain its shareholders and the market informed of any relevant updates regarding the Offering through the communication channels the Company regularly uses for the disclosure of relevant information.

Forward Looking Statements

This material fact may contain forward-looking statements which reflect Cosan’s current view on future events and financial and operational development. Words such as “intend”, “expect”, “anticipate”, “may”, “believe”, “plan”, “estimate” and other expressions which imply indications or predictions of future development or trends, and which are not based on historical facts, are intended to identify forward-looking statements. Forward-looking statements inherently involve both known and unknown risks and uncertainties as they depend on future events and circumstances. Forward-looking statements do not guarantee future results or development, and the actual outcome could differ materially from the forward-looking statements. Any forward-looking statements contained in this material fact speak only as at the date hereof, and Cosan does not assume or undertake any obligation or responsibility to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

São Paulo, October 23, 2025.

Rodrigo Araujo Alves

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 24, 2025

COSAN S.A.

By:	/s/ Rodrigo Araujo Alves
	Name:	Rodrigo Araujo Alves
	Title:	Chief Financial Officer